

September 21, 2011

Via e-mail
Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.
Banco de Credito del Peru
Calle Centenario 156
La Molina
Lima 12, Peru

      **Re:**    **Credicorp Ltd.**
              **Form 20-F for the Fiscal Year Ended December 31, 2010**
              **Filed April 29, 2011**
              **File No. 001-14014**

Dear Mr. Correa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 3. Key Information

(D) Risk Factors, page 7

1. We note your disclosure on page 27 that you are the largest mortgage lender in Peru. Please revise the Business section and your MD&A as appropriate in future filings to

discuss the trends in the real estate market in Peru, as well as in other countries where you hold mortgage loans, and how such trends have affected your business and results of operations.  Consider providing an additional risk factor to address these trends if appropriate.  Please provide us with your proposed disclosures.

Item 4. Information about the Company

(12) Selected Statistical Information

(iii) Loan Portfolio, page 59

2.  We note you present various tabular disclosures throughout this section related to your performing loans.  However, we noted some discrepancy between the total performing loans amounts presented.  Specifically, on page 59 you disclose total performing loans of $14,068,156, while on page 63 you disclose total performing loans of $14,411,159.  Finally, on page 64, you disclose net performing loans of $14,278,064.  Please tell us and revise your future filings to reconcile these apparent discrepancies and more clearly identify the extent to which different bases of presentation are being used.

3.  We note your disclosure of loans by economic activity beginning on page 60, including your disclosure in footnote (1) to the table that consumer loans include credit card, mortgage, and other consumer and small business loans.  In light of the disparate risks between the various types of loans included in your consumer loan line item and in order to promote greater transparency to readers, please revise future filings to present separate line items for each of these consumer loans types (e.g. credit card, mortgage, etc.) for all periods presented.  Please provide us with your proposed disclosure.

4.  We note from your disclosure here on page 66 as well as in Note 3 on page F-18 that you resume recording interest income on a loan that was previously classified as non-accrual when you determine that the debtor's financial condition has improved.  Please tell us and revise your future filings to better describe the term "improved", in the context used, including specific factors you consider when determining that a loan should no longer be classified as non-accrual.

Item 5. Operating and Financial Review and Prospects

(B) Liquidity and Capital Resources, page 85

5.  We note your disclosure of sources of funds by source on page 86.  Please address the following:
    - Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing you total sources of

> funds as of the balance sheet dates, please revise your future filings to also disclose the <u>average</u> amounts of your sources of funds during the period.

- We note you have two columns labeled "2009". Please clarify that one of these columns actually represents information for 2010.

- In your tabular disclosure at the bottom of page 86, showing deposits at and investments in the Central Bank, we note you present information for 2007, 2008 and 2009. Please revise future filings to disclose this information for the current period (i.e. 2010).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Trading Book, page 107

6. We note your disclosure here and on page F-101 that you use Value at Risk (VaR) to measure market risk of your trading portfolio. You disclose that VaR is estimated for a 99% confidence interval and over a one-day time horizon. Please address the following and provide us with your proposed disclosures, as applicable:

- We note that you use a historical simulation model in your analysis,which uses a one-year historical period of data. Revise your disclosure in future filings to disclose and the level or number of market factors used when calculating VaR. Please also disclose the number of times you expect VaR to be exceeded in a one-year period.

- Revise future filings to provide the VaR disclosures required by Item 305(a)(1)(iii)(B)(1) of Regulation S-K regarding the average, high and low amounts, or the distribution of the VaR amounts for the reporting period or another acceptable presentation. In your revised disclosure, please specifically state the number of exceptions to expected VaR you experienced for each period.

- Revise future filings to disclose the method by which you monitor the effectiveness of VaR model, including how frequently you test the effectiveness. Please revise future filings to describe the specific procedures you performed to validate the appropriateness of your model, particularly if it is not performing as statistically predicted with regards to expectations as to how many times the one-day VaR should be exceeded each year.

- Revise future filings to describe the stress testing scenarios used when monitoring the effectiveness of your VaR model.

Item 18. Financial Statements

Mr. Alvaro Correa
Credicorp Ltd.
September 21, 2011
Page 4

Report of Independent Registered Public Accounting Firm, page F-3

7. In future annual filings please include a dated and <u>signed</u> audit report from your independent accounts. Please confirm that you maintain an original, manually signed audit report in your files.

Note 3. Significant accounting policies, page F-13

(i) Loans and receivables, page F-27

8. You disclose here that loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. Please revise your future filings to clearly disclose the triggers used for determining when to write off a given loan for each class of loans. To the extent time-based triggers are used, disclose the parameters of such triggers. To the extent the timing of write-offs of collateralized loans are dependent upon foreclosures or seizures, revise to discuss the legal framework and typical timing of such foreclosures in your market areas.

9. You disclose on page 68 that you sell some of your fully provisioned past due loans to wholly-owned subsidiaries for a nominal amount with the same effect as if the loans had been charged off. Accordingly, you believe that your past-due loan amounts are not materially different from what they would be if you were permitted to charge-off loans prior to demonstrating the absolute non-collectability of the loan. Please revise your footnotes as well as your disclosures on page 68 to more clearly address the following:

- Explain how you determine which past due loans to transfer to these subsidiaries, and discuss the business purpose for such transfers.

- Explain why transferring a past due loan between wholly-owned and therefore commonly-controlled entities would impact the timing of its write-off.

- If true, please confirm that the transfer of loans to these subsidiaries does not trigger derecognition or sale treatment in your consolidated financial statements.

- Discuss how the transfer of past due loans affects or is a result of your decisions to renegotiate, write off, or engage in collection efforts related to a given loan.

- Please provide us with an aging of your past due loans. To the extent that a significant portion of your past due loans are greater than twelve months past due, consider providing disclosure of this aging in your future filings.

10. You disclose on page F-27 that in the future if a write-off is later recovered, the recovery is recognized in the consolidated income statement, as a credit to the caption "Provision for loan losses". This disclosure appears inconsistent with the amounts presented in your rollforward on page F-44. For instance, the amount of your provision for loan losses for 2010 in your rollforward on page F-44 of $174,682,000 ties directly to your Consolidated Statement of Income on page F-6 without adjustment for the recoveries of written-off loans of $34,605,000 per page F-44. Please revise to more clearly explain what you mean here.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief